WAL★MART
MEXICO

FILE N°
82-4609

03 SEP 15 AM 7:21

September 11, 2003

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


03029991

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the report sales and report on shares repurchase for August 2003 of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number: 011-52-55-5328-3557.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL★MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE
DESDE 2001


WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS AUGUST 2003 SALES

Mexico City, September 9, 2003

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of August 2003, sales were $9,602 million pesos. This figure represents a 17.4% increase over sales reported the same month last year, and a 12.9% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 11.6%, and of 7.3% in real terms compared to the same month of 2002.

Real Growth

	August		January – August	
	2003	2002	2003	2002
Total sales growth (%)	12.9	15.2	10.2	15.3
Comparable sales growth (%)	7.3	5.3	4.4	5.4

Considering the four-week period from August 2 to 29, 2003 that compares with the four-week period ending August 30, 2002, as well as the thirty-four-week period from January 4 to August 29, 2003 and that compares with the thirty-four-week period that ended August 30, 2002, sales growth was as follows:

Real Growth

	4 weeks		34 weeks	
	2003	2002	2003	2002
Total sales growth (%)	10.8	13.1	10.1	15.4
Comparable sales growth (%)	5.4	3.4	4.4	5.4

Openings:

1 Restaurant in Tapachula, Chiapas in the month of August, and one Sam's Club in Campeche, Campeche in September.

During the rest of the year we plan to open 28 additional units, so we would end the calendar year with 45 openings and a 10% sales floor expansion.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 612 units, broken down as follows:

- 52 Sam's Clubs
- 124 Bodegas
- 78 Wal-Mart Supercenters
- 43 Superamas
- 50 Suburbias
- 265 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
Walmex C	WalmexC MM	WalmexC.Mx	
	WMMVY	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx